IMOBOLIS, INC.
8950 West Olympic Blvd., Suite 350
 Beverly Hills, CA 90211

January 28, 2011

Via EDGAR

United States Securities and Exchange Commission
Washington D.C. 20549

Re:	Imobolis, Inc. Amendment No. 3 to Registration Statement on Form S-1A Filed on January 28, 2011 File No. 333-167581-

Attention: Ryan Houseal, Barbara C. Jacobs

To Whom It May Concern:

In response to your letter dated December 7, 2010 Imobolis, Inc., wishes to address the following comments.

Financial Statements

1.
We note that the interim financial statements included in the most recent amendment to your registration statement are as of a date more than 135 days before your registration statement will becomes effective.  As such, please update your financial statement pursuant to Rule 8-08 of Regulation S-X.

Response

We have noted this Comment and have revised our disclosure by submitting an updated financial statement pursuant to Rule 8-08 of Regulation S-X which can be found in our Amendment No. 3 to Registration Statement on Form S-1.

Please be advised that we incorporate by reference our last Response Letter dated December 21, 2010 that was filed along with our Amendment No. 2 to Registration Statement on Form S-1 on December 21, 2010.

Closing Comments

Based on the Company’s amendments to its S-1 A filing dated January 28, 2011, and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

/s/ Julian Spitari
Julian Spitari

President and Chief Executive Officer

Imobolis, Inc.